SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Final Amendment)

KENT INTERNATIONAL HOLDINGS, INC.
(Name of Issuer)

KENT INTERNATIONAL HOLDINGS, INC.

KENT FINANCIAL SERVICES, INC.

PAUL O. KOETHER

BRYAN P. HEALEY

(Name of Persons Filing Statement)

COMMON STOCK

(Title of Class of Securities)

22051J 10 0
 (CUSIP Number of Class of Securities)

Guy P. Lander
Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005
(212) 238-8619

(Name, Address and Telephone Number of Persons Authorized to Receive
Notice and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$ 4,138,720	$481

*
For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $4,138,720 by the Issuer in lieu of fractional shares immediately following a 1-for-950,000 reverse split to holders of fewer than 950,000 shares of the Issuer’s common stock prior to the reverse split. The aggregate cash payment is equal to the product of a price of $2.50 per pre-split share and approximately 1,655,488 pre-split shares, the estimated aggregate number of shares held by such holders.

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), equals 0.00011610 multiplied by the transaction valuation.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $481
Form on Registration No.: Schedule 13E-3
Filing Party: Kent International Holdings, Inc.
Date Filed: August 22, 2011

INTRODUCTION

This Final Amendment to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Final Schedule 13E-3”) is being filed by Kent International Holdings, Inc., a Nevada corporation (“Kent”, the “Company”, “we”, or “our”), Kent Financial Services, Inc., a Nevada corporation (“Kent Financial”), Paul O. Koether and Bryan P. Healey in connection with a “going private” transaction.  The fairness of the cash consideration offered in this transaction has been approved by a Special Committee (the “Special Committee”) established by our Board of Directors.  The Special Committee consists of Rocco Mastrodomenico and Diarmuid Boran.  This transaction has been approved by our Board of Directors.  The Board has approved a 1-for-950,000 reverse stock split (the “Reverse Split”) such that shareholders owning less than one whole share of our common stock following the Reverse Split will have their fractional shares cancelled and converted into the right to receive the cash consideration described below. On December 6, 2011, the Company filed a Certificate of Amendment to its Articles of Incorporation (the “Amendment”), pursuant to which the Reverse Split was consummated. As a result, the fractional shares of stockholders owning less than one share of our common stock following the Reverse Split have been cancelled and converted into the right to receive the cash consideration described herein. The entire going-private transaction, including the Reverse Split and the purchase of fractional shares of those shareholders holding less than one whole share after the Reverse Split, is referred to below as the “Transaction.”

As a result of the Transaction, those shareholders who own of record or beneficially fewer than 950,000 shares of our common stock will have their fractional shares cashed out at a price of $2.50 for each share held by them prior to the effective date of the Reverse Split. The only shareholder who owns 950,000 or more shares of our common stock prior to the effective date of the Reverse Split, is our main shareholder Kent Financial which will not be entitled to receive any cash for any whole or fractional shares that may result from the Reverse Split. As a result of the Reverse Split, Kent Financial will become our sole shareholder.

As a result of the Transaction, the public registration of our common stock under the Securities Exchange Act of 1934, as amended, has been terminated upon the filing of a Form 15 with the Securities and Exchange Commission (the “SEC”). We are no longer required to file periodic reports with, or be subject to the other reporting obligations of, the SEC. The Company’s common stock will no longer be listed on any quotation system or exchange, including quotation on The Pink Sheets.

We have made certain calculations regarding the Reverse Split relating to its effect upon our shareholder base. Based upon a review of a list of our shareholders of record furnished to us by American Stock Transfer & Trust Company, our transfer agent, we believe that the Reverse Split will result in the cancelation of 46.56% of the outstanding shares of our common stock.

The Transaction has been approved by the written consent of Kent Financial, which holds shares representing 53.44% of the votes entitled to be cast at a meeting of the Company’s shareholders. No further shareholder approval is required under the Nevada Revised Statutes and, accordingly, no proxies are being solicited in connection with the Transaction.

This Final Schedule 13E-3 is being filed with the SEC subsequent to the filing of the Company’s disclosure document, the Definitive Information Statement on Schedule 14C (the “Information Statement”). The Transaction will be conducted upon the terms and subject to the conditions set forth in the Information Statement. The information contained in the Information Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Information Statement.

This Final Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the result of the Transaction that is subject to this Transaction Statement.

Item 15.  Additional Information.

(b)           Other Material Information.  This Item 15(b) is hereby amended and supplemented as follows:

On December 6, 2011, the Company filed the Amendment with the Secretary of State of Nevada, effectuating the Reverse Split. Fractional shares of those stockholders who owned fewer than 950,000 pre-split shares will be redeemed for cash consideration of $2.50 per pre-split share.  Prior to the filing of the Amendment there were 3,555,488 shares of common stock (pre-split) issued and outstanding owned by approximately 367 stockholders of record. Following the filing of the Amendment, which was effective upon filing, there are 2 shares of common stock issued and outstanding owned by one stockholder of record as of the close of business on December 7, 2011.

As a result of the Transaction, the Company’s common stock has been deregistered under the Securities Exchange act of 1934, as amended, and will no longer be quoted on The Pink Sheets.

Item 16.  Exhibits.

(a)	Definitive Information Statement of Kent International Holdings, Inc. filed on November 15, 2011 is incorporated herein by reference.
(b)	Annual Savings Chart is hereby incorporated by reference to Appendix E of the Definitive Information Statement of Kent International Holdings, Inc.
(c)	Valuation Report dated July 24, 2011 prepared by Seidman & Co., Inc. is hereby incorporated by reference to Appendix F of the Definitive Information Statement of Kent International Holdings, Inc.
(d)	Fairness Opinion, dated August 10, 2011, of Seidman & Co., Inc. is hereby incorporated herein by reference to Appendix G of the Definitive Information Statement of Kent International Holdings, Inc.
(e)
The Integra Realty Resources, Inc. appraisal of the Dallas, Texas GSA Office Property acquired as of March of 2011 is hereby incorporated by reference to exhibit 16(e) of Amendment No. 2 to the Schedule 13E-3 Transaction Statement filed on September 29, 2011.

(f)	“Special Factors — Dissenters’ Rights” is hereby incorporated herein by reference to the Definitive Information Statement of Kent International Holdings, Inc.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

KENT INTERNATIONAL HOLDINGS, INC.

/s/ Paul O. Koether
Name:	Paul O. Koether
Title:	Chairman and Chief Executive Officer
Dated	December 7, 2011

KENT FINANCIAL SERVICES, INC.

/s/ Paul O. Koether
Name:	Paul O. Koether
Title:	Chairman and Chief Executive Officer
Dated	December 7, 2011

PAUL O. KOETHER

/s/ Paul O. Koether

BRYAN P. HEALEY

/s/ Bryan P. Healey